

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2014

Via E-mail
Steven P. Nickolas
President
Alkaline Water Company Inc.
7730 E Greenway Road Suite 203
Scottsdale, AZ 85260

> **Re:** **Alkaline Water Company Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 28, 2014**
> **File No. 333-192599**

Dear Mr. Nickolas:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the disclosures in your registration statement, as necessary, to reflect your most recently completed fiscal year, which ended on March 31, 2014. See, e.g., the information in your prospectus summary, your risk factor disclosure, your executive compensation disclosure, your beneficial ownership disclosure and your related person transaction disclosure.

Please contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, at (202) 551-3855 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Dieter King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director